FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Bharat Masrani, Group President and Chief Executive Officer of The Toronto-Dominion
Bank, certify the following:
1. Review
: I have reviewed

the interim financial report and interim MD&A (together, the
"interim filings") of The Toronto-Dominion Bank (the "issuer") for the interim period ended April 30, 2024.
2. No misrepresentations : Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit
to state a material fact required to be stated or that is necessary to make a statement not
misleading in light of the circumstances under which it was

made, with respect to the
period covered by the interim filings.
3. Fair presentation : Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the
interim filings fairly present in all material respects the financial condition,

financial
performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility : The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures

(DC&P) and internal
control over financial reporting (ICFR), as those terms are defined in National Instrument
52-109 Certification of Disclosure in Issuers' Annual and Interim Filings , for the issuer.
5. Design : Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the
interim filings
(a) designed DC&P,

or caused it to be designed under our supervision, to

provide
reasonable assurance that
(i) material information relating to the issuer is made known to us by others,
particularly during the period in which the interim filings are being prepared; and
(ii) information required to be disclosed by the issuer in its annual filings,

interim
filings or other reports filed or submitted by it under securities legislation is recorded,
processed, summarized and reported within the time periods specified in securities
legislation; and
(b) designed ICFR, or caused it to be designed under our supervision,

to provide
reasonable assurance regarding the reliability of financial

reporting and the preparation
of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework : The control framework the issuer's other certifying officer(s)
and I used to design the issuer's ICFR is based on criteria established in Internal Control
– Integrated Framework issued by the Committee of Sponsoring

Organizations of the
Treadway Commission (the COSO criteria) in 2013.
5.2

N/A
5.3

N/A
6. Reporting changes in ICFR : The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on February 1,
2024 and ended on April 30, 2024 that has materially affected, or is reasonably likely to
materially affect, the issuer's ICFR.
Date: May 23, 2024

/s/ Bharat Masrani

Bharat Masrani
Group President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Kelvin Tran,

Group Head and Chief Financial Officer of The Toronto-Dominion Bank,
certify the following:
1. Review
: I have reviewed the interim financial report and interim MD&A

(together, the
"interim filings") of The Toronto-Dominion Bank (the "issuer") for the interim period ended April 30, 2024.
2. No misrepresentations : Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit
to state a material fact required to be stated or that is necessary to make a statement not
misleading in light of the circumstances under which it was

made, with respect to the
period covered by the interim filings.
3. Fair presentation : Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the
interim filings fairly present in all material respects the financial condition,

financial
performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility : The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures

(DC&P) and internal
control over financial reporting (ICFR), as those terms are defined in National Instrument
52-109 Certification of Disclosure in Issuers' Annual and Interim Filings , for the issuer.
5. Design : Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the
interim filings
(a) designed DC&P,

or caused it to be designed under our supervision, to

provide
reasonable assurance that
(i) material information relating to the issuer is made known to us by others,
particularly during the period in which the interim filings are being prepared; and
(ii) information required to be disclosed by the issuer in its annual filings, interim
filings or other reports filed or submitted by it under securities legislation is recorded,
processed, summarized and reported within the time periods specified in securities
legislation; and
(b) designed ICFR, or caused it to be designed under our supervision,

to provide
reasonable assurance regarding the reliability of financial

reporting and the preparation
of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework : The control framework the issuer's other certifying officer(s)
and I used to design the issuer's ICFR is based on criteria established in Internal Control
– Integrated Framework issued by the Committee of Sponsoring

Organizations of the
Treadway Commission (the COSO criteria) in 2013.
5.2

N/A
5.3

N/A
6. Reporting changes in ICFR : The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on February 1,
2024 and ended on April 30, 2024 that has materially affected, or is reasonably likely to
materially affect, the issuer's ICFR.
Date: May 23, 2024

/s/ Kelvin Tran

Kelvin Tran
Group Head and Chief Financial Officer